Exhibit 99.1


               BONSO ELECTRONICS ANNOUNCES ANNUAL GENERAL MEETING

TORTOLA, BRITISH VIRGIN ISLANDS, March 10, 2009 /Globe Newswire/ -- Bonso Electronics International, Inc, (NasdaqGM: BNSO) a designer and manufacturer of sensor based and communications products, announced today that the Annual General Meeting of Shareholders for the fiscal year ended March 31, 2008, will be held at 11:00 a.m., local time, on March 27, 2009, at the offices of the Corporation's China Subsidiary, at 59 Da Yang Road, Da Yang Synthetical Develop District, Fu Yong, Shenzhen.

Only Shareholders of record at the close of business on February 20, 2009, shall be entitled to notice of and to vote at the Meeting. All Shareholders are cordially invited to attend the Meeting in person.

Anthony So, Bonso's Chairman stated, "we have elected to furnish proxy materials to our shareholders on the Internet. We believe this approach will allow us to provide our shareholders with the appropriate information while lowering our costs. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials (the "Internet Notice") to our stockholders of record and beneficial owners. All stockholders will have the ability to access the proxy materials on a website referred to in the Internet Notice. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Internet Notice."

The Corporation's annual report on Form 20-F for the year ended March 31, 2008, including its complete audited financial statements, as filed with the United States Securities and Exchange Commission (the "SEC") is available without charge upon written request from the Corporation at Unit 1915-1916, 19/F, Delta House, 3 On Yiu Street, Shek Mun, Shatin, Hong Kong. The Corporation's annual report on Form 20-F and other documents filed or submitted to the Sec are also available from the SEC's website at www.sec.gov.

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.

This news release includes forward looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases "should," "intends," "is subject to," "expects," "will," "continue," "anticipate," "estimated," "projected," "may," "we believe," "future prospects," or similar expressions. The forward-looking statements above involve a number of risks and uncertainties. Factors that might cause actual results to differ include, but are not limited to conditions in the general economy and in the markets served by the Company; competitive factors, such as price pressures and the potential emergence of rival technologies; interruptions of suppliers' operations affecting availability of component materials at reasonable prices; timely development and market acceptance, and warranty performance of new products; changes in product mix, costs and yields, fluctuations in foreign currency exchange rates; uncertainties related to doing business in Hong Kong and China; and the risk factors listed from time to time in the Company's SEC reports. Forward-looking statements do not include the impact of acquisitions or dispositions of assets, which could affect results in the near term. Actual results may differ materially.
For more information please contact:

Albert So
Financial Controller
Tel: 852 2605 5822
Fax: 852 2691 1724

SOURCE Bonso Electronics